CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR JUNE 30, 2017

_____

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Confidential Management Financial Services, Inc. (the Firm) was incorporated in Michigan on June 22, 1983. The Firm is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Firm is a non-carrying $5,000 securities broker and dealer.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm had a certificate of deposit in the amount of $7,000 at June 30, 2017.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2017.

e. Accounts Receivable— Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At June 30, 2017, there were commissions receivable of $12,470.

The payable to brokers are commissions due to the brokers. At June 30, 2017, there were commissions payable of $12,087.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i) "Special Account for the Exclusive Benefits of customers maintained". During the year ended June 30, 2017 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

_____

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated entity, which is related by common ownership. Under the terms of the agreement, the affiliated entity has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. Total administrative and operational fees under this agreement, including commission expenses, which are based on net income were $31,325 for 2017, The agreement was renewed in July 2017 and is in effect for a one year period, and includes the option to be extended for an additional six months.

NOTE 5: INCOME TAX EXPENSE

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2017.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2017, net capital as defined by the rules, equaled $11,935. The ratio of aggregate indebtedness to net capital was 110.61%. Net capital in excess of the minimum required was $6,935.

_____

NOTE 8: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the June 30, 2017 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 9: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (i).

NOTE 10: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.